

05043385

VP 8-29-05

SECUR... SSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49944

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Trade Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2010 Hancock St. -Second Floor
(No. and Street)

San Diego, (City) California (State) 92110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rod P. Michel 619-325-2620
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PKF
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 500 San Diego, CA 92108
(Address) (City) (State) (Zip Code)

SEP 02 2005

SEC MAIL PROCESSING SECTION RECEIVED AUG 24 2005 WASH, D.C. 160

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rodney P. MIchel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Trade Financial Corporation, as of August 1st, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President, CEO, CFO, FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of San Diego } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)

☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______

2 ______

3 ______

4 ______

5 ______

6 ______

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)



BRYAN ANTHONY TREVINO
Commission # 1340316
Notary Public - California
Los Angeles County
My Comm. Expires Jan 18, 2006

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 2nd day of August, '05, by

Date — Month — Year

(1) Rodney D. Michel,

Name of Signer

~~☐ Personally known to me~~

☒ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______,

Name of Signer

☐ Personally known to me

☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

______

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Report

Document Date: 8/1/05 Number of Pages: 1

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

WORLD TRADE FINANCIAL CORPORATION

ANNUAL FILING IN ACCORDANCE WITH RULE 17a-5

YEARS ENDED JUNE 30, 2005 AND 2004

TOGETHER WITH INDEPENDENT AUDITORS' REPORTS THEREON

PKF

WORLD TRADE FINANCIAL CORPORATION
YEARS ENDED JUNE 30, 2005 AND 2004
TABLE OF CONTENTS



Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
World Trade Financial Corporation
San Diego, California

We have audited the accompanying statements of financial condition of World Trade Financial Corporation (a Nevada corporation) (the "Company") as of June 30, 2005 and 2004, and the related statements of operations, comprehensive (loss) gain, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Trade Financial Corporation as of June 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 13 through 18 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Diego, California
August 9, 2005

PKF
PKF
Certified Public Accountants
A Professional Corporation

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2005 AND 2004

ASSETS

	2005	2004
CURRENT ASSETS:		
Cash and cash equivalents	$ 533,502	$ 633,910
Receivables	196,768	200,073
Investments, at market value:		
Trading securities	145,805	23,005
Available-for-sale securities	534	2,087
Deposits with clearing brokers	201,080	365,660
Advances to shareholders	-	32,460
Other assets and deposits	-	8,463
Income taxes receivable	7,864	-
Total current assets	1,085,553	1,265,658
Furniture and equipment, net of accumulated depreciation of $45,988 and $33,241, respectively	28,117	12,243
Total assets	$ 1,113,670	$ 1,277,901

LIABILITIES AND SHAREHOLDERS' EQUITY

	2005	2004
CURRENT LIABILITIES:		
Accounts payable	$ 10,608	$ 23,336
Payable to clearing broker	188,935	83,713
Accrued liabilities	229,673	318,768
Income taxes payable	-	151,200
Total liabilities	429,216	577,017
Commitments and contingencies (Note 9)		
SHAREHOLDERS' EQUITY:		
Preferred stock, no par value; authorized 5,000,000; no shares issued and outstanding	-	-
Common stock, no par value; authorized 20,000,000 issued and outstanding 4,675,000	63,985	63,985
Additional paid in capital	1,109,228	1,109,228
Accumulated deficit	(485,338)	(469,924)
Accumulated other comprehensive loss	(3,421)	(2,405)
Total shareholders' equity	684,454	700,884
Total liabilities and shareholders' equity	$ 1,113,670	$ 1,277,901

The accompanying notes are an integral part of the financial statements.

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

	2005	2004
Revenues:		
Commissions	$ 2,442,897	$ 3,033,781
Interest	796	37
Realized (losses)/gains	(13,496)	83,813
Unrealized losses	(43,129)	(60,708)
Other	162,241	24,527
Total revenues	2,549,309	3,081,450
Expenses:		
Clearing	220,880	253,174
Employee compensation and benefits	690,804	608,406
General and administrative	642,589	658,293
Professional services	998,411	909,518
Depreciation	12,747	9,560
Total expenses	2,565,431	2,438,951
Net (loss) income before income taxes	(16,122)	642,499
Income tax benefit (expense)	708	(152,600)
Net (loss) income	$ (15,414)	$ 489,899

The accompanying notes are an integral part of the financial statements.

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF COMPREHENSIVE (LOSS) GAIN
FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

	2005	2004
Net (loss) income	$ (15,414)	$ 489,899
Other comprehensive (loss) gain, net of tax:		
Unrealized gain on available-for-sale securities	531	1,531
Reclassification adjustment for realized gain on securities included in net (loss) income	(1,547)	-
Other comprehensive (loss) gain	(1,016)	1,531
Comprehensive (loss) income, net of tax	$ (16,430)	$ 491,430

The accompanying notes are an integral part of the financial statements.

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

	Common stock Shares	Common stock Amount	Additional Paid in Capital	Accumulated Deficit	Accumulated other comprehensive (loss) gain	Total
Balance, June 30, 2003	4,675,000	$ 63,985	$ 1,109,228	$ (959,823)	$ (3,936)	$ 209,454
Other comprehensive gain	-	-	-	-	1,531	1,531
Net income	-	-	-	489,899	-	489,899
Balance, June 30, 2004	4,675,000	63,985	1,109,228	(469,924)	(2,405)	700,884
Other comprehensive loss	-	-	-	-	(1,016)	(1,016)
Net loss	-	-	-	(15,414)	-	(15,414)
Balance, June 30, 2005	4,675,000	$ 63,985	$ 1,109,228	$ (485,338)	$ (3,421)	$ 684,454

The accompanying notes are an integral part of the financial statements.

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss) income	$ (15,414)	$ 489,899
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Depreciation	12,747	9,560
Write off of shareholder advances	32,460	-
Gain on sale of available-for-sale securities	(1,547)	-
Decrease (increase) in assets:		
Receivables	3,305	(115,800)
Trading securities	(122,800)	17,596
Deposits with clearing broker	164,580	(231,656)
Other assets and deposits	8,463	(6,663)
Income taxes receivable	(7,864)	-
Increase (decrease) in liabilities:		
Accounts payable	(12,728)	14,718
Accrued expenses	16,127	292,828
Income taxes payable	(151,200)	151,200
Net cash (used in) provided by operating activities	(73,871)	621,682
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of available-for-sale securities	-	(537)
Proceeds from sale of available-for-sale securities	2,084	-
Purchase of furniture and equipment	(28,621)	(11,413)
Advances to shareholders	-	7,996
Net cash used in investing activities	(26,537)	(3,954)
Net (decrease) increase in cash	(100,408)	617,728
Cash and cash equivalents at the beginning of the year	633,910	16,182
Cash and cash equivalents at the end of the year	$ 533,502	$ 633,910

The accompanying notes are an integral part of the financial statements.

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

	2005	2004
Supplemental disclosure of cash flow information: Cash paid during the year for:		
Taxes	$ 157,555	$ 800
Interest	$ -	$ 346
Supplemental disclosure of noncash investing and financing activities:		
Unrealized gain on available-for-sale securities	$ (531)	$ (1,531)

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION

Organization and Business

World Trade Financial Corporation (formerly known as "Amber Securities Corporation") (incorporated in Nevada on July 18, 1996), obtained a California Certificate of Qualification on September 15, 1997, and began using its current name on April 27, 1999. The Company began doing business on January 6, 1998 as a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and/or securities. If any customer funds and/or securities are received, they are to be promptly forwarded. The Company's client base is in both domestic and foreign markets, and the Company utilizes the Internet to facilitate its trading activity.

NOTE 2 - ACCOUNTING POLICIES

Estimates

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its bank account at a financial institution located in California. The account at this bank is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At June 30, 2005, the Company's uninsured cash balances totaled $298,126. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

The Company maintains its clearing accounts at two financial institutions located in California and Florida. The accounts at these institutions are insured by the Securities Investors Protection Corporation (SIPC) up to $100,000. At June 30, 2005, the Company's uninsured cash balances totaled $0. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Receivables

All receivables are related to activity with clearing brokers. Due to these daily and recurring trade transactions, which give rise to the receivables, and the general nature of receivables, these amounts are collected usually within ten days of the closing of the transaction throughout the year. At June 30, 2005 and 2004, management believes that no allowance for doubtful accounts is necessary.

NOTE 2 - ACCOUNTING POLICIES (Continued)

Recognition of Revenue

Commission revenue and related sales commissions which result from the trading of securities are recorded as they are earned.

Financial Instruments

The carrying value of current assets and liabilities approximates fair value due to the short-term maturities of these assets and liabilities as of June 30, 2005 and 2004.

Nature of Business

Changes in the national and regional economic climates, changes in business relationships with its primary source of revenues, other laws and regulations, the costs of compliance with current and future laws, unusual occurrences and other factors beyond the control of the Company may adversely affect its future revenues.

NOTE 3 - FURNITURE AND EQUIPMENT

Furniture and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the depreciable assets which range from three to five years. Furniture and equipment consists of the following:

	2005	2004
Furniture and fixtures	$ 24,359	$ 24,359
Computers and equipment	49,746	21,125
	74,105	45,484
Less: Accumulated depreciation	(45,988)	(33,241)
Total furniture and equipment, net	$ 28,117	$ 12,243

NOTE 4 - INCOME TAXES

The Company accounts for its income taxes under the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The principal temporary differences in the recognition of income and expense for tax and financial reporting purposes arise from the use of accelerated depreciation for tax purposes and the timing of the payment of California Franchise taxes which are not currently deductible for federal income tax purposes.

NOTE 4 - INCOME TAXES (Continued)

The Company's benefit (provision) for income taxes for the years ended June 30, 2005 and 2004 is as follows:

	2005	2004
Current taxes benefit (provision):		
Federal	$ 1,508	$ (100,000)
State	(800)	(52,000)
Total current portion	708	(152,000)
Deferred taxes :		
Federal	-	(200)
State	-	(400)
Total deferred portion	-	(600)
Benefit (provision) for income taxes	$ 708	$ (152,600)

At June 30, 2005 and 2004, the Company's Deferred Tax Asset account is as follows:

	2005	2004
Deferred tax asset - net operating losses	$ 275,900	$ 283,600
Deferred tax liability - depreciation	(16,800)	-
Less: valuation allowance	(259,100)	(283,600)
Net deferred tax asset	$ -	$ -

At June 30, 2005, the Company has federal and California net operating loss carryovers of approximately $643,000 and $958,000, respectively, which are subject to a limitation of the amount that may be utilized each year of approximately $1,900. The federal and California net operating loss carryforwards begin to expire in 2012 and 2007, respectively.

The effective tax rate varied from the federal statutory rate of 34% for the year ended June 30, 2005 primarily as a result of the Company utilizing a portion of the net operating loss carryforward for which a valuation allowance has been made in prior years and for the California income tax. The valuation allowance decreased approximately $24,500 from 2004.

NOTE 5 - SHAREHOLDERS' EQUITY

On May 14, 2001, the Company's Board of Directors increased the number of shares of common stock authorized to 20,000,000 shares. The Board of Directors also established a preferred class of shares for which 5,000,000 shares were authorized. Currently there are no issued and outstanding shares of preferred stock.

NOTE 6 - ACCUMULATED OTHER COMPREHENSIVE LOSS

Effective July 1, 1999, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." Under SFAS No. 130, the Company is required to report all changes in equity during a period, except those resulting from investments and distributions by owners, in a financial statement for the period in which they are recognized. The Company has chosen to disclose Comprehensive Income, which encompasses Net Income and Net Unrealized Gains on Securities, in the Statements of Operations and Comprehensive Income. The income tax effects allocated to and the cumulative balance of unrealized losses on securities are as follows:

	2005	2004
Balance, beginning of year	$ (2,405)	$ (3,936)
Add:		
Unrealized loss on securities	-	(16)
Unrealized gain on securities	531	1,547
Income tax effect	-	-
Net unrealized loss	(1,874)	(2,405)
Deduct:		
Realized gain on sales of securities	(1,547)	-
Income tax expense	-	-
Net realized gain included in net (loss) income	(1,547)	-
Balance, end of year	$ (3,421)	$ (2,405)

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $100,000. At June 30, 2005 and 2004, the Company had net capital of $526,522 and $485,801, respectively, in excess of the required minimum net capital and the ratios of aggregate indebtedness to net capital were 0.38 to 1 and 0.84 to 1, respectively.

The Company does not carry customer accounts, nor does it hold customer securities or cash. It is exempt from Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934.

NOTE 8 - PENSION PLAN

Effective July 1, 2003, the Company adopted a defined benefit pension plan. As of June 30, 2005 and 2004, the Company accrued its contribution to the plan of $194,000 and $236,023, respectively.

The accumulated plan benefits and net assets for the plan year ended June 30, 2005 are presented below:

Actuarial present value of accumulated plan benefits (assuming a 5.0% rate of return for pre-retirement purposes and 5.0% for post retirement purposes.)	
Vested	$ 71,745
Net assets available for benefits	$ 432,891

At June 30, 2005, the net assets available for benefits exceeded the actuarial present value of accumulated benefits by $361,146. The Company's contributions are determined by the actuary to ensure that the plan is in compliance with funding requirements.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

The Company is involved in legal action and insurance claims arising in the normal course of business. Management does not believe these claims will have a material effect on the financial statements of the Company.

The Company's offices are currently located in a building owned by two shareholders of the Company. The Company currently pays each shareholder $3,000 in rent on a month-to-month basis. Rent expense for the years ended June 30, 2005 and 2004 amounted to $59,735 and $48,700, respectively.

SUPPLEMENTARY INFORMATION

WORLD TRADE FINANCIAL CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2005 AND 2004

	2005	2004
Total assets	$ 1,113,670	$ 1,277,901
Total liabilities	(429,216)	(577,017)
Shareholders' equity	684,454	700,884
Less non-allowable assets:		
Advances to shareholders	-	(32,460)
Deposits with clearing brokers	-	(58,153)
Furniture, equipment and leasehold improvements	(28,117)	(12,243)
Haircuts on securities held	(21,951)	(3,764)
Income taxes receivable	(7,864)	-
Other assets	-	(8,463)
Non-allowable assets	(57,932)	(115,083)
Net capital	$ 626,522	$ 585,801

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2005	2004
Minimum net capital required (6-2/3 % of aggregate indebtedness or $100,000, whichever is greater)	$ 100,000	$ 100,000
Net capital in excess of amount required	$ 526,522	$ 485,801
Aggregate indebtedness	$ 240,281	$ 493,304
Ratio of aggregate indebtedness to net capital	0.38 to 1	0.84 to 1

WORLD TRADE FINANCIAL CORPORATION
RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL WITH THAT OF THE COMPANY AS
INCLUDED IN PART IIA OF FORM X-17A-5
JUNE 30, 2005 AND 2004

	2005	2004
AGGREGATE INDEBTEDNESS		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 240,281	$ 68,752
Accrual of expenses	-	49,719
Reversal of prepaids	-	(12,390)
Pension plan contribution accrual	-	236,023
Income tax accrual	-	151,200
Aggregate indebtedness, as adjusted	$ 240,281	$ 493,304
NET CAPITAL		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 626,523	$ 1,010,275
Accrual of expenses	-	(49,719)
Reversal of prepaids	-	12,390
Pension plan contribution accrual	-	(236,023)
Income tax accrual	-	(151,200)
Other adjustment	(1)	78
Net capital, as adjusted	$ 626,522	$ 585,801

WORLD TRADE FINANCIAL CORPORATION
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

The Company does not carry customer accounts; therefore, they are not required to compute reserve requirements in Part II of Form X-17A-5.

WORLD TRADE FINANCIAL CORPORATION
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2005 AND 2004

The Company does not hold customer securities, and consequently qualifies for exemption under the provisions of the Rule.



Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
World Trade Financial Corporation
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of World Trade Financial Corporation as of and for the year ended June 30, 2005, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we considered to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of World Trade Financial Corporation for the year ended June 30, 2005, and this report does not affect our report thereon dated August 9, 2005.

As a result of the Company's small size, the assignment of job responsibilities does not provide an adequate segregation of duties. Effective internal control contemplates a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



San Diego, California
August 9, 2005

PKF
Certified Public Accountants
A Professional Corporation